Everest Properties
155 N. Lake Avenue
Suite 1000
Pasadena, CA 91101
Tel: (626)585-5920
FAx: (626)585-5929


March 29, 2004


TO HOLDERS OF UNITS OF
Maxus Real Property Investors-Four, L.P.

     Re: Offer to Purchase Units for $500 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 570 Units of limited partnership interests in Maxus Real Property Investors-Four, L.P. (the "Partnership") at a cash purchase price of $500 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $150 per transfer (regardless of the number of units transferred).

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $100 per Unit (25%) more than the highest prior third-party offer for Units of which Purchaser is aware, made July 10, 2001.

     o The Offer is $50 per Unit (11%) more than the last offer made by the Partnership, an odd-lot tender made November 25, 2003, although transfer fees were not deducted in such offer.

     o The Units are illiquid - no trades of Partnership interests have been reported over the last 12 months, according to Partnership Spectrum, an independent industry publication. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

     o The Partnership will not be required to terminate before 2082, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on April 27, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                            Very truly yours,

                                            EVEREST PROPERTIES II, LLC